UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AMERICAN INTERNATIONAL HOLDINGS CORP.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

02687R106
(CUSIP Number)

Esteban Alexander
3990 Vitruvian Way, Suite 1152 Addison, Texas 75001
(972) 803-5337
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02687R106	Schedule 13D	Page 2 of 4

1.	Name of Reporting Person Esteban Alexander
2.	Check the Appropriate Box if a Member of a Group. (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). [ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000 shares
	8.	Shared Voting Power -0- shares
	9.	Sole Dispositive Power 2,000,000 shares
	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person IN

CUSIP No. 02687R106	Schedule 13D	Page 3 of 4

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2020, by Esteban Alexander (the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to add the additional disclosures below:

On October 2, 2020, Jacob D. Cohen, the Chief Executive Officer and member of the Board of Directors of the Issuer entered into Stock Purchase Agreements with each of (a) Esteban Alexander, the Chief Operating Officer and member of the Board of Directors of the Issuer, and (b) Luis Alan Hernandez, the Chief Marketing Officer and member of the Board of Directors of the Issuer (collectively, the “Preferred Holders” and the “Stock Purchase Agreements”).

Pursuant to the Stock Purchase Agreements, Mr. Alexander agreed to sell 7,000,000 shares of common stock of the Issuer which he held to Mr. Cohen, which rights to such shares were assigned by Mr. Cohen to Cohen Enterprises, Inc., which entity he controls (“Cohen Enterprises”), in consideration for an aggregate of $1,500 as well as for the amount of services provided by Mr. Cohen to the Issuer; and Mr. Hernandez agreed to sell 4,000,000 shares of common stock of the Issuer which he held to Cohen Enterprises, in consideration for an aggregate of $1,000 as well as for the amount of services provided by Mr. Cohen to the Issuer. The sales closed on November 5, 2020.

A condition to the Stock Purchase Agreements is that each of Mr. Alexander and Mr. Hernandez resign as a member of the Board of Directors of the Issuer by no later than January 15, 2021, provided that as of the date of this filing Mr. Alexander and Mr. Hernandez continue to serve as a member of the Board of Directors and have not yet resigned as members of the Board of Directors.

A further requirement to the terms of the Stock Purchase Agreements was that each of Mr. Alexander and Mr. Hernandez take such actions necessary and which may be requested from time to time by Mr. Cohen, to affect the cancellation of the one share of Series A Preferred Stock of the Issuer held by each of them, for no consideration (including, but not limited to, without the required payment by the Issuer of the $1 redemption price described in the designation of such Series A Preferred Stock).

The shares of Series A Preferred Stock held by Mr. Alexander and Mr. Hernandez were canceled on November 6, 2020.The common shares were also transferred to Mr. Cohen on November 6, 2020.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on December 9, 2020, the Reporting Person beneficially owned in aggregate 2,000,000 shares of Common Stock representing 4.18% of the 47,807,406 shares of the Company’s issued and outstanding Common Stock on such date (as confirmed by the Issuer’s transfer agent).

(b) Mr. Alexander has the sole power to vote and to dispose of the 2,000,000 shares of Common Stock which he holds.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of common stock of the Issuer on November 6, 2020.

CUSIP No. 02687R106	Schedule 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2020

/s/ Esteban Alexander
Esteban Alexander